Mail Stop 3561

June 21, 2007

Marcello Bottoli, Chief Executive Officer
Samsonite Corporation
575 West Street
Mansfield, Massachusetts 02048

> **Re:** **Samsonite Corporation**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed June 13, 2007**
> **File No. 0-23214**

Dear Mr. Bottoli:

We have reviewed of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Reasons for the Charter Amendments, page 6

1. We note your response to comment 3 in our letter dated June 8, 2007. In your new disclosure in the last paragraph of this subsection on page 7, you state that inclusion of the United Kingdom provisions is not "technically" required. Please remove the term "technically" in this sentence and throughout your document where applicable. Instead, please disclose definitively whether or not the United Kingdom provisions are required in your certificate of incorporation.

   Also, in the same paragraph on page 7, you state that the United Kingdom provisions are "for the most part" modeled on provisions that are automatically applicable under English law to companies incorporated in England and listed on the Official List of the United Kingdom Financial Services Authority and traded on the London Stock Exchange. Again, please remove the phrase "for the most part" in this sentence and throughout your document where applicable. Instead, please disclose definitively whether or not the United Kingdom provisions are modeled on provisions applicable to English companies. If not, please disclose the differences between your United Kingdom provisions and provisions applicable to English companies.

Provision of Information to the Company, page 11

2. We note your response to comment 6 in our letter dated June 8, 2007. You state in the last paragraph of your Disclosure of Beneficial Ownership subsection on page 11 that you will maintain a standard and customary stock watch and monitoring program to monitor the ownership of your stock and to enforce the provision of information and disclosure of beneficial ownership amendments. Please describe this "standard and customary" stock watch and monitoring program.

Takeover Provisions, page 12

3. We note your response to comment 9 in our letter dated June 8, 2007. You state on page 13 that you have negotiated with your major stockholders certain limited modifications of the mandatory offer provisions. Also, on page 14, you state that one of the reasons for including these provisions in your Restated Certificate of Incorporation was "because similar provisions have been included in the charter documents of certain non-U.K. companies." Therefore, please discuss the effect that the modifications of the mandatory offer provisions will have on you in that your mandatory offer provisions will now be inconsistent with certain other non-United Kingdom companies.

*   *   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard J. Grossman, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       Via Facsimile